UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

STEALTHGAS INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, par value of $0.01 per share

(Title of Class of Securities)

Y81669 10 6

(CUSIP Number of Class of Securities)

Harry N. Vafias

331 Kifissias Avenue, Erithrea 14561, Athens, Greece

Telephone: (011) (30) (210) 625 0001

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

Finn Murphy, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$10,000,000.00	$1,298.00
*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 4,761,904 shares of common stock at the tender offer price of $2.10 per share.
**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $129.80 for each $1,000,000.00 of the value of the transaction.

☒

Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,298.00	Filing Party: StealthGas Inc.
Form or Registration No.: Schedule TO	Date Filed: March 31, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) by StealthGas Inc., a Marshall Islands corporation (“StealthGas” or the “Company”) on March 31, 2020. This Schedule TO relates to the offer by the Company to purchase up to 4,761,904 shares of its common stock, par value of $0.01 per share (the “common stock”), at a price of $2.10 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 2020 (as amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”).

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal. All references in this Amendment No. 2 to the Offer to Purchase refer to the Offer to Purchase dated March 31, 2020 and filed as Exhibit (a)(1)(A) hereto.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

“On May 5, 2020, the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 P.M., New York City time, on April 28, 2020. A copy of such press release is filed as Exhibit (a)(1)(H) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(1)(H)* Press Release dated May 5, 2020.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2020

STEALTHGAS INC.

By:	/s/ Harry N. Vafias
Name:	Harry N. Vafias
Title:	President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)**	Offer to Purchase dated March 31, 2020.

(a)(1)(B)**	Letter of Transmittal.

(a)(1)(C)**	Notice of Guaranteed Delivery.

(a)(1)(D)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 31, 2020.

(a)(1)(E)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 31, 2020.

(a)(1)(F)** (a)(1)(G)**	Press Release dated March 31, 2020. Press Release dated April 29, 2020.

(a)(1)(H)*	Press Release dated May 5, 2020.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)	Not Applicable.

(d)(1)	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 5, 2007)

(d)(2)	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A. (Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.)

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.
**	Previously filed.

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